Mail Stop 3720

      							March 8, 2006


Mr. Ronald Wangerin
Chief Financial Officer
Viasat, Inc.
6155 El Camino Real
Carlsbad, CA  92009

	Re:	Viasat, Inc.
      Form 10-K for Fiscal Year Ended April 1, 2005
		Filed June 10, 2005

		Forms 10-Q for Fiscal Quarter Ended December 30, 2005
		File No. 0-21767

Dear Mr. Wangerin:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for Fiscal Year Ended April 1, 2005

Critical Accounting Policies, page 36

1. We refer to your critical accounting policy that addresses revenue recognition. Given the nature and duration of your long-term contracts accounted for by the percentage-of-completion method, it appears that the underlying critical accounting estimates and assumptions used to record revenue for long-term contracts are material to your results of operations. Specifically, you state that changes in the estimates related to accounting for long-term contracts may have a material effect on your results of operations in the period in which the revised estimate is made. Therefore, in future filings, please expand your disclosures to provide additional quantitative as well as qualitative disclosures to address how accurate the estimates or assumptions have been in the past, how much they have changed in the past, and whether the estimates or assumptions are reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. For further guidance, please refer to Item 303 of Regulation S-K as well as the
Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. In your response letter, please provide the revised disclosures you expect to include in your next filing.

Note 10 - Contingencies, page F-22

2. We note that you are not in compliance with the performance covenants or milestone requirements of certain contracts and have not accrued for any associated liquidated damages or penalties. In sufficient detail, please provide us with an indication of the scope, including the number and materiality of such contracts, the potential amount of damages or penalties in question, and how you evaluated paragraph 8 of SFAS No. 5 to determine that you are not required to accrue for such contingencies.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Branch Chief Accountant, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								/s/ Larry Spirgel
								Assistant Director
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Mr. Ronald Wangerin
Viasat, Inc.
March 8, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549